NYSE
AN ICE EXCHANGE

June 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Exchange Traded Concepts Trust, under the Exchange Act of 1934:

- Bluemonte Dynamic Total Market ETF
- Bluemonte Large Cap Value ETF
- Bluemonte Global Equity ETF
- Bluemonte Long Term Bond ETF
- Bluemonte Core Bond ETF
- Bluemonte Diversified Income ETF
- Bluemonte Short Term Bond ETF
- Bluemonte Large Cap Growth ETF
- Bluemonte Large Cap Core ETF

Sincerely,

Craig A. Marto

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com